ANDREW N. BERNSTEIN, P.C.

ATTORNEY AT LAW

5445 DTC PARKWAY, SUITE 520

GREENWOOD VILLAGE, COLORADO  80111

TELEPHONE (303) 770-7131

FACSIMILE (303) 770-7332

EMAIL:  anbpc@attglobal.net

August 13, 2008

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.W.

Washington, D.C. 20549-3561

Attn:	Ms. Raquel Howard
Mail Stop 3561

Re:	Pacific Vegas Global Strategies, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 21, 2008
File No. 000-49701
Comment Letter Dated July 18, 2008

Dear Ms. Howard:

On behalf of the above-captioned Registrant, we are filing an amended Report on Form 10-KSB/A for the fiscal year ended December 31, 2007. This filing responds to the Staff’s comment letter dated July 18, 2008 (the “Comment Letter”).  The responses which follow correspond to the following comment in the Comment Letter.

“It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007.  … you are required to report on your management’s assessment of internal control over financial reporting.”

Management has advised us that the report on internal control over financial reporting was, in fact, performed as of the end of the fiscal year and that management of the Company, due to an administrative oversight, simply failed to include the appropriate disclosure in the Form 10-KSB.  Accordingly, the Company has amended the Form 10-KSB to eliminate the prior “Item 8A. Controls and Procedures” text and substitute new “Item 8A(T). Controls and Procedures” in its place.

In this respect, since management did not fail to perform or complete its report on internal control over financial reporting, management believes that there is no impact to its conclusion regarding the effectiveness of its disclosure control and procedures as of the end of the fiscal year covered by the report.

Under separate cover, we have attached a written statement from the Company acknowledging the three matters set forth in the Comment Letter.

The Company believes that the foregoing information responds fully to each of the comments in the Comment Letter.  If you have any questions or comments regarding the foregoing information, please contact me at my office.

Very truly yours,

/s/ ANDREW N. BERNSTEIN

Andrew N. Bernstein

ANB/sma

Enclosures

cc:           Pacific Vegas Global Strategies, Inc.

PACIFIC VEGAS GLOBAL STRATEGIES, INC.

16/F, WINSOME HOUSE

73 WYNDHAM STREET

CENTRAL, HONG KONG

August 11, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ryan C. Milne, Accounting Branch Chief, Mail Stop 3561.
Raquel Howard, Staff Accountant, Mail Stop 3561

Re:	Pacific Vegas Global Strategies, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 21, 2008
File No. 000-49701

Dear Mr. Milne and Ms. Howard:

On behalf of the above-captioned Registrant and as its Chief Executive Officer, and in furtherance of the SEC’s Comment Letter dated July 18, 2008 covering the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007, this letter will serve to acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.

Thank you for your assistance and cooperation in this filing.

Very truly yours,

/s/ KWAN SIN YEE

Kwan Sin Yee
Chief Executive Officer

cc:           Andrew N. Bernstein, P.C.